Exhibit 12.1

PEOPLE'S UTAH BANCORP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2017	2016	2015	2014	2013
Earning:
Income before income tax expense	36,323	36,883	29,876	23,151	18,216
Add: fixed charges	3,342	2,874	2,961	3,260	3,337
Total earnings	39,665	39,757	32,837	26,411	21,553

Fixed Charges:
Interest expense	3,342	2,874	2,961	3,260	3,337
Total fixed charges	3,342	2,874	2,961	3,260	3,337

Ratio of earnings to fixed charges	11.87x	13.83x	11.09x	8.10x	6.46x

We did not have any preferred shares outstanding and did not pay or accrue any preferred share dividends during the periods presented.